

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

William McDonald
Chief Financial Officer
Digitiliti, Inc.
266 East 7th Street
St. Paul, Minnesota 55101

      Re: **Digitiliti, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-53235

Dear Mr. McDonald:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Patrick Gilmore
                        Accounting Branch Chief